Exhibit 99.1

CONSENT OF CASSELS BROCK & BLACKWELL LLP

We consent to the use of and reference to our firm name and opinion under the heading “Certain Canadian Federal Income Tax Considerations” and to the reference to our firm name on pages ii and iii, and under the headings “Enforceability of Certain Civil Liabilities”, “Legal Matters” and “Interest of Experts” in the prospectus supplement to the short form base shelf prospectus forming a part of the Registration Statement on Form F-10 (Registration No. 333-206476), as amended, filed by Sandstorm Gold Ltd. with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Act”). By giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under the Act, or the rules and regulations promulgated thereunder.

CASSELS BROCK & BLACKWELL LLP

/s/ “Cassels Brock & Blackwell LLP”

Vancouver, Canada

June 28, 2016